UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 0)*

WECOSIGN, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Kimberly Brooks, Four Venture, Suite 390, Irvine, CA 92618, (949) 450-4942
(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

January 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for nay subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94846T107

1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Frank Jakubaitis

2.  Check the Appropriate box if a Member of a Group (See Instructions)

(a)   (X)....................................................................................................................
Member of Group: Tara Jakubaitis

(b)  ..........................................................................................................................

3.  SEC Use Only

4.  Source of Funds (See Instructions)

Frank Jakubaitis -AF

5.  Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Frank Jakubaitis -Santa Ana, CA
Tara Jakubaitis Santa Ana, CA

7.  Sole Voting Power

Frank Jakubaitis
79,012,000

8.  Shared Voting Power

There is no shared voting power due to the fact that Frank Jakubaitis votes on all shareholder matters on behalf of his wife Tara Jakubaitis wife.

CUSIP No. 94846T107

9.  Sole Dispositive Power

Frank Jakubaitis
79,012,000

10.  Shared Dispositive Power

None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

Frank Jakubaitis
79,012,000

12.  Check if the Aggregate Amount in Row (11) excludes Certain Shares

Frank Jakubaitis has shared dispositive power with Tara Jakubaitis in shares owned as joint tenants with right of survivorship.

13.  Percent of Class Represented by Amount in Row (11)

96.44%

14.  Type of Reporting Person

Frank Jakubaitis-IN
Frank Jakubaitis and Tara Frank Jakubaitis, joint tenants with right of survivorship-OO

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to purchase of common stock of Wecosign, Inc., a California corporation (the “Issuer”).  The principal executive office of the Issuer is 3400 West MacArthur Boulevard, Suite I, Santa Ana, California  92704.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) & (b) of this Statement is being filed by (i) Frank Jakubitis and  (ii) Tara Jakubitis ( the “Reporting Persons”).  Their business addresses is 3400 West MacArthur Boulevard, Suite I, Santa Ana, California  92704

(c) The principal business of Frank Jakubaitis and Tara Jakubaitis is an entrepreneur and business owners.

(d) & (e) During the past five years, the Reporting Persons have not been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Frank and Tara Jakubaitis are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 The reporting persons obtained 79,012,000 shares of common stock of the Issuer as joint tenants with right of survivorship. The 79,000,000 shares of common stock were issued to Mr. Jakubaitis as compensation for services rendered.  The remaining 12,000 shares were purchased by Mr. Jakubaitis from TBN Corporation, who was a subscriber to Wecosign, Inc.’s private offering.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for the Reporting Persons to hold a majority shareholder interest in the Issuer.  Mr. Jakubaitis will use some of his personal shares to retire personal obligations.

The reporting persons have no plans or proposals which relate to or would result in:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)	Any material change in the present capitalization or dividend policy of the Issuer;

(d)
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(e)	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(f)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(g)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(h)	Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number and percentage of the common stock of the Issuer that Frank and Tara Jakubitis owns is 79,012,000 or 96.44%% of the Corporation.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2010

By:  /s/   Frank Jakubaitis
Frank Jakubaitis/CEO